
Via U.S. Mail and Facsimile (510/271-1696)

Mail Stop 4631

February 22, 2010

Laura Stein
Senior Vice President and General Counsel
The Clorox Company
1221 Broadway
Oakland, California 94612-1888

>   **Re: The Clorox Company
>   Form 10-K for the fiscal year ended June 30, 2009
>   Filed August 25, 2009
>   Definitive Proxy Statement on Schedule 14A
>   Filed October 2, 2009
>   File No. 1-07151**

Dear Ms. Stein:

    We have completed our review of your Form 10-K for the fiscal year ended June 30, 2009 and related filings and have no further comments at this time.

>   Sincerely,

>   Pamela Long
>   Assistant Director